                        Exhibit 99.1

Gogoro Releases Fourth Quarter and Full Year 2024 Financial Results

TAIPEI, TAIWAN, February 13, 2025 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its fourth quarter and twelve months ended December 31, 2024.

Fourth Quarter and Full Year 2024 Summary

▪Fourth quarter revenue of $73.0 million, down 20.2% year-over-year and down 19.2% on a constant currency basis; Full year revenue of $310.5 million, down 11.2% year-over-year and down 8.5% on a constant currency basis.
▪Fourth quarter battery swapping service revenue of $35.9 million, up 10.2% year-over-year and up 12.3% on a constant currency basis; Full year battery swapping service revenue of $137.9 million, up 4.6% year-over-year and up 8.0% on a constant currency basis.
▪Fourth quarter sales of hardware and others revenue of $37.1 million, down 37.0% year-over-year and down 36.5% on a constant currency basis; Full year sales of hardware and others revenue of $172.6 million, down 20.8% year-over-year and down 18.5% on a constant currency basis.
▪Fourth quarter gross margin of (8.1)%, down from 11.6% in the same quarter last year due to the large quantity of upgraded battery packs. Non-IFRS gross margin of 14.2%, down 0.6% year-over-year; Full year gross margin of 2.4%, down from 14.6% last year. Non-IFRS gross margin of 14.8%, down 1.2% year-over-year.
▪Fourth quarter net loss of $71.8 million as compared to a net loss of $26.7 million in the same quarter last year; Full year net loss of $123.2 million as compared to a net loss of $76.0 million last year.
▪Fourth quarter adjusted EBITDA of $8.8 million, down from $9.0 million in the same quarter last year; Full year adjusted EBITDA of $46.5 million, up $1.0 million from $45.5 million last year.
“2024 was transformative for Gogoro and marked by key challenges. In the fourth quarter, we took decisive actions to reestablish our business fundamentals and made difficult decisions to realign our resources, streamline operations and implement significant cost reductions. Gogoro is now leaner and more nimble with a new efficient operational model that positions us for sustained long-term growth with a path to profitability. We have also refocused on our core energy strengths including our battery swapping subscriber growth, optimizing our vehicle cost structure and significantly reducing fixed overhead expenses,” said Henry Chiang, interim CEO of Gogoro. “At its essence, Gogoro has always been an innovation-focused energy company and the fourth quarter marked the first time that Gogoro’s energy business revenue eclipsed Gogoro vehicle sales. We expect our battery swapping service revenue to continue to grow in 2025 and we are seeing commercial energy storage opportunities for Gogoro second-life batteries increasing in Taiwan and in other markets.”

“In the fourth quarter, we took accounting charges of over $38 million as a result of simplifying and strengthening our business. These impairment and exit costs materially impacted our fourth quarter and full year net loss results. However, we managed to deliver full year adjusted EBITDA of $46.5 million, representing a slight increase from 2023. These critical and proactive steps to optimize our cost structure set us up well for the future as a leaner and more efficient organization focused on delivering a clear path to profitability,” said Bruce Aitken, CFO of Gogoro. “Our energy business continues to grow, reinforcing the strength of our battery swapping and smart energy solutions. Gogoro and Powered by Gogoro Network partner brands maintained its market leadership with a 72% share of the electric scooter market, even as the overall electric two-wheel market contracted slightly. As we closed out 2024, we leveraged this transition period to refine our strategy, sharpen our focus on energy services and ecosystem enablement, and continue our international focus.”

Fourth Quarter and Full Year 2024 Financial Overview

Operating Revenues
For the fourth quarter, the total revenue was $73.0 million, down 20.2% year-over-year and down 19.2% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been up by an additional $1.0 million.

▪Sales of hardware and other revenue for the fourth quarter was $37.1 million, down 37.0% year-over-year, and down 36.5% year-over-year on a constant currency basis1. The year-over-year decrease in sales of hardware and other revenues was driven by (i) a 16.1% decrease in vehicle sales volume on a year-over-year basis, (ii) a decrease in the average selling price (“ASP”) of our vehicles due to a higher proportion of sales volume generated from entry-level models, (iii) a $4.6 million carve-out of hardware revenue associated with deferred revenue adjustments for a battery swapping service revenue promotion program; the deferred revenue will be recognized as battery swapping service revenue over 24 to 36 months as a result of accounting rules associated with multiple-element arrangements, and (iv) a $3.0 million decrease in sales revenues associated with selling accessories and parts and performing maintenance due to the emergence of Gogoro Quick Service stores selling non-Gogoro branded accessories and parts.

▪Battery swapping service revenue for the fourth quarter was $35.9 million, up 10.2% year-over-year, and up 12.3% year-over-year on a constant currency basis1. Total subscribers at the end of the fourth quarter was 640,000, up 9% from 587,000 subscribers at the end of the same quarter last year. The year-over-year increase in battery swapping service revenue was primarily due to our larger subscriber base compared to the same quarter last year and the high retention rate of our subscribers. We continue to see the strength of our subscription-based business model which enables us to accrue more customers to maximize our battery swapping network efficiency.

For the full year, the total revenue was $310.5 million, down 11.2% year-over-year and down 8.5% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with average rate in each of the comparable quarters of last year, revenue would have been up by an additional $9.4 million.

                        Exhibit 99.1
▪Sales of hardware and other revenues for the year were $172.6 million, down 20.8% year-over-year, and down 18.5% year-over-year on a constant currency basis1. The government-reported registration volume of powered two-wheelers (“PTW”) in the Taiwan market for 2024 was down 13.6% year-over-year, while registrations of Gogoro's branded vehicles were reported to be down by 7.4% compared to last year. In addition to the decrease in vehicle sales volume which was impacted by the shrinkage of the overall PTW market in Taiwan, the year-over-year decrease in sales of hardware and other revenues was also driven by a combination of factors: (i) a decrease of ASP due to a higher proportion of sales volume generated from entry-level models, (ii) a $4.6 million carve-out of hardware revenue associated with deferred revenue adjustments for a battery swapping service revenue promotion program; the deferred revenue will be recognized as battery swapping service revenue over 24 to 36 months as a result of accounting rules associated with multiple-element arrangements, and (iii) a decrease in sales revenues associated with selling accessories and parts, performing maintenance and overseas sales.

▪Battery swapping service revenue for the year was $137.9 million, up 4.6% year-over-year, and up 8.0% year-over-year on a constant currency basis1. The battery swapping service revenue is growing at an anticipated pace and is expected to exceed revenue directly associated with the sale of Gogoro vehicles on a full year basis for the first time in 2025.

Gross Margin
For the fourth quarter, gross margin was (8.1)%, down from 11.6% in the same quarter last year while non-IFRS gross margin1 was 14.2%, down from 14.8% in the same quarter last year. The decline in gross margin was primarily driven by a combination of factors: (i) a $5.0 million derecognition expenses on components removed from battery packs during the battery upgrade and $9.4 million total directly attributable costs associated with our battery upgrade initiatives, (ii) an increase in sales of lower margin entry-level models, (iii) higher excess capacity costs due to reduced sales volume, (iv) the full-year impact of a $4.6 million hardware revenue carve-out due to deferring hardware revenue to battery swapping service as part of multiple product and solution offerings to our customers; the deferred revenue will be recognized as battery swapping service revenue prorated over a period up to 36 months from the date of delivery of the vehicle; and (v) a lower margin contribution from Gogoro OEM parts.

Gogoro was founded as an innovation energy business and we continue to invest heavily in growing and updating our Gogoro Network by deploying new GoStations, battery packs, and software updates. Over the last three years, we have invested approximately $100 million in capital expenditure annually.

Additionally, in the past few quarters, we have been undertaking a program to carry out one-time, voluntary upgrades on certain battery packs which are expected to take several quarters to complete and will continue through 2025. These upgrades provide multiple benefits — more efficient deployment of our resources than replacing battery packs, increasing lifetime capacity of each battery pack (including extending its first mobility use-case useful life) and solidifying the extra lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to create economic benefits in the
1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures.

long run but do generate a short-term reduction in our gross margin as we continue carrying out these upgrades. We expect our cash position, gross profit and gross margin will continue to be impacted by the costs of these upgrades during 2025. In order to improve our overall customer experience and to extend battery life, we plan to continue upgrading a substantial quantity of our battery packs which are already in circulation and will improve designs of our battery packs to make them even more rugged, safer and long-lasting.

As a result of costs associated with investing in our battery upgrade initiatives, realigning our business, and many one-time events, our gross margin decreased for both the fourth quarter of 2024 and the full year 2024. For the full year 2024, gross margin was 2.4%, down from 14.6% last year whereas non-IFRS gross margin was 14.8%, down from 16.0% last year.

Net Loss
For the fourth quarter, net loss was $71.8 million, representing an increase of $45.1 million from a net loss of $26.7 million in the same quarter last year. The increase in net loss was due to a $29.9 million increase in other operating expenses mainly associated with loss from impairment and, to a lesser extent, with loss from disposal of property and equipment compared to the same quarter last year, and the decrease of $16.5 million in gross profit. The increase in net loss was partially offset by the decrease of $4.7 million in operating expenses, excluding other operating expense, that primarily consists of a decrease in variable marketing promotion expenses due to lower sales volume this year.

For the full year 2024, net loss was $123.2 million, representing an increase of $47.2 million from a net loss of $76.0 million last year. The increase in net loss was primarily due to a $43.5 million decrease in gross profit, driven by costs related to our battery upgrade initiatives, an increase of impairment loss of $32.6 million, $3.3 million of exit activities and $1.6 million of customer care package. This was partially offset by a favorable change of $12.1 million in the fair value of financial liabilities and a $25.1 million reduction in operating expenses excluding other operating expense.

Adjusted EBITDA
For the fourth quarter, adjusted EBITDA1 was $8.8 million, representing a decrease of $0.2 million from $9.0 million in the same quarter last year. The decrease was primarily due to a $3.2 million decrease in non-IFRS gross profit (excluding share-based compensation, depreciation and amortization, battery upgrade initiatives and exit activities) and increase in share of loss of equity investments compared to the same quarter last year. The decrease was partially offset by a $3.9 million reduction in operating expenses (excluding share-based compensation, depreciation and amortization and exit activities) from various cost-saving initiatives compared to the same quarter last year.

For the full year 2024, adjusted EBITDA1 was $46.5 million, representing an increase of $1.0 million from $45.5 million last year. The increase was primarily due to a $11.8 million reduction in operating expenses (excluding share-based compensation, depreciation and amortization and exit activities) from various cost-saving initiatives compared to last year. The increase was partially offset by a $9.9 million decrease in non-IFRS gross profit (excluding share-based compensation, depreciation and amortization, battery upgrade initiatives and exit activities).

                        Exhibit 99.1
Liquidity

We generated $12.1 million of operating cash inflow in 2024 compared to 2023 where we generated $59.1 million of cash in operations. With a $117.1 million cash balance at the end of 2024 and the additional credit facilities that are available to us, we believe we have sufficient sources of funding to meet our near-term business growth objectives.

2024-2025 Cost Reduction/Efficiency Plans
In the fourth quarter, we focused on cost optimization and aligning our operations accordingly. The plan aims to drive operational efficiency, reduce costs, accelerate our path to profitability and reinforce our primary focus as an energy and subscription-based business based on our energy platform leadership. These initiatives include structural and operating realignment across the Company, consolidation and exit of facilities, alongside reductions in headcount and operating expenses. As a result of these actions, we recognized $34.0 million non-cash impairment charges for certain manufacturing assets in China, India and Taiwan and decline in value of our equity investments in the Philippines, $4.8 million of exit activities including idle facilities and $3.3 million of customer care package programs in 2024. Gogoro’s fourth quarter and full year 2024 results of operations were materially impacted by these charges while the exit activities, impairments of assets, and one-time customer care package had no impact on non-IFRS net loss and adjusted EBITDA. Further, Gogoro is expected to create approximately $25 million savings in 2025 compared to 2024 as a result of the cost efficiency plans. We expect our Gogoro Network Battery Swapping business to reach profitability on non-IFRS basis and deliver non-IFRS Net Income in 2026 and our hardware sales business to reach profitability on non-IFRS basis in 2028.

2025 Guidance

We believe the Taiwan two-wheeler market in 2025 will remain at 2024 level. For the full year 2025, we expect our revenue to be between $295 million to $315 million on a constant currency basis which would reflect 2025 Taiwan market condition and the conversion rate. We estimate that approximately 95% of such full-year revenue will be generated from the Taiwan market. Our IFRS gross margin will be continuously negatively impacted in the short-term because of our ongoing and accelerated battery upgrade initiatives which is expected to be completed by the end of 2025. With the combination of ASP pressure from entry-level models and delays in realizing anticipated international sales, we expect our non-IFRS gross margin to remain at the current level in 2025.

Conference Call Information

Gogoro’s management team will hold an earnings webcast on February 13th, 2025, at 7:00 a.m. Eastern Time to discuss the Company’s fourth quarter and full year 2024 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized by Fortune as a “Change the World 2024” company; Fast Company as “Asia-Pacific’s Most Innovative Company of 2024”; Frost & Sullivan as the “2024 Global Company of the Year for battery swapping for electric two-wheel vehicles”; and, MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2024, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery charging and availability. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "2025 Guidance," such as estimates regarding revenue and gross margin; statements in the section entitled, "2024-2025 Cost Reduction/Efficiency Plans," such as estimated savings as a result of the cost efficiency plans and future profitability of Gogoro's business; statements by Gogoro's interim chief executive officer and chief financial officer, such as Gogoro's future business plan and growth strategies; Gogoro's battery pack upgrade plan (and its expected costs and benefits), customer experience enhancement programs, cost reduction/efficiency plans (and the potential impact on Gogoro's financials) and plan to improve internal control.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to probable defects of Gogoro’s products and services and product recalls, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, India market, Philippines market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for

                        Exhibit 99.1
such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to adjust the accounting treatment associated with its joint ventures. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2023, which was filed on March 29, 2024 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Condensed Consolidated Financial Statements

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the International Financial Reporting Standards (collectively, “IFRS”) issued by the International Accounting Standards Board and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements reflect all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented, including the accounts of the Company and entities controlled by Gogoro Inc. The audited consolidated financial statements may differ materially from the unaudited condensed consolidated financial statements. Our audited financial statements for the full year ending December 31, 2024 will be included in the Company's Annual Report on Form 20-F for the year ending December 31, 2024. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2024, which provides a more complete discussion of the Company’s accounting policies and certain other information. The condensed consolidated financial statements may include selected updates, notes and disclosures if there are significant changes since the date of the most recent annual report on Form 20-F which included the audited financial statements of the Company.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, non-IFRS net loss, EBITDA and adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the current period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation, exit activities, battery upgrade initiatives and battery swapping service rebate.

Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees and stock options granted to certain directors, executives, employees and others providing similar services. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful to investors to understand the specific impact of share-based compensation on our operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects.

Battery Upgrade Initiatives. As we perform certain voluntary upgrades to our battery packs, this charge represents the (i) derecognition expense on components removed from the battery pack, which we do not expect to generate any future benefits from its disposal and (ii) battery pack retrieval and other directly attributable costs incurred during the battery upgrades. We will only upgrade battery packs in instances where the value created exceeds the cost of the upgrade. The program will improve batteries' capacity and extend the remaining useful life of certain battery packs. The derecognition expense and the retrieval and other costs are recorded under Cost of Revenues in the Condensed Consolidated Statements of Comprehensive Loss. We exclude such expenditures for purposes of calculating certain non-IFRS measures because these charges do not reflect how management evaluates our operating performance. The adjustments facilitate a useful evaluation of our operating performance and comparisons to past operating results and provide investors with additional means to evaluate our profitability trends. We expect the derecognition expense and retrieval and other costs to recur in future periods as incurred during the implementation phase of the battery upgrade program.

Battery Swapping Service Rebate. We voluntarily offered one-time subscription fee discounts to certain subscribers of Gogoro Network who experienced unusual and infrequent service inconveniences associated with a minor voluntary vehicle recall and battery upgrade, and such battery swapping service rebates are recorded as contra-revenue. We have excluded the impacts of such rebates from our non-IFRS metrics to allow investors to better understand the underlying operation results of the business and to facilitate comparison of current financial results with historical financial results and our peer group companies' financial results.

                        Exhibit 99.1

Customer Care Package. Gogoro voluntarily initiated a one-time customer benefit package to enrich certain customers’ user experiences which includes specific vehicle extended warranty programs, software upgrades and certain hardware upgrades. We classified the relevant costs to other operating expenses as it does not relate to existing contracts with the customers, and these beneficial customers do not need to exchange consideration for this package. The package was intended to enhance satisfaction of existing customers rather than boosting future sales.

Impairment charges. Non-cash impairment charges, primarily associated with adjustments to the carrying values of certain machinery equipment which is currently underutilized and the decline in value of equity investments below the carrying value other than temporary. The process of evaluating the potential impairment of long-lived assets under the accounting guidance on property, plant and equipment is subjective and requires judgment. We exclude impairment charges for purposes of calculating certain non-IFRS measures because the charges do not reflect our core operating performance. These adjustments facilitate a useful evaluation of our core operating performance and comparisons to past operating results and provide investors with additional means to evaluate expense trends.

Exit Activities. We have incurred charges including the exit of certain product lines, markets and facilities as well as severance as a result of headcount reduction associated with organizational restructuring. These charges are not representative of ongoing costs to the business and are not expected to recur. As a result, these charges are being excluded to provide investors with a more comparable measure of costs associated with ongoing operations.

These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants associated with the merger of Poema, impairment charges, exit activities, battery upgrade initiative, battery swapping service rebate and customer care package. The Company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
press@gogoro.com	ir@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheet
(unaudited)2,3
(in thousands of U.S. dollars)

	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$117,148	$173,885
Trade receivables	16,437	17,135
Inventories[2]	44,609	53,109
Other assets, current[3]	23,855	22,009
Total current assets	202,049	266,138

Property, plant and equipment[2]	438,255	501,876
Investments accounted for using equity method	16,117	17,741
Right-of-use assets	38,983	30,412
Other assets, non-current	7,926	18,063
Total assets	$703,330	$834,230

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$103,018	$75,590
Financial liabilities at fair value through profit or loss	2,654	30,832
Notes and trade payables	29,351	38,117
Contract liabilities, current	11,871	11,606
Lease liabilities, current	11,394	11,296
Financial liabilities at amortized cost, current[5]	24,586	—
Provisions, current	4,240	4,174
Other liabilities, current	39,879	42,439
Total current liabilities	226,993	214,054

Borrowings, non-current	253,750	334,581
Lease liabilities, non-current	27,340	18,842
Provisions, non-current	1,419	2,332
Other liabilities, non-current	16,123	15,734
Total liabilities	525,625	585,543

Total equity	177,705	248,687
Total liabilities and equity	$703,330	$834,230

	December 31,	December 31,
	2024	2023
Inventories:
Raw materials	$23,337	$33,136
Semi-finished goods	2,667	3,559
Merchandise	18,605	16,414
Total inventories	$44,609	$53,109
2 On December 31 of 2024 and 2023, the company classified $27.7 million and $37.4 million, respectively of undeployed battery packs and related battery cells in property, plant and equipment based on the company's deployment plan for the next 12 months.
3 In the third quarter of 2024, the company set aside a $55.1 million surety deposit with the lead bank in our syndication loan; the deposit was released on December 31, 2024.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)4
(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Operating revenues	$73,007	$91,530	$310,518	$349,846
Cost of revenues	78,918	80,935	303,105	298,907
Gross (loss) profit	(5,911)	10,595	7,413	50,939
Operating expenses:
Sales and marketing	11,919	14,867	44,189	50,976
General and administrative	7,626	9,027	34,242	44,440
Research and development	9,320	9,624	34,416	40,867
Other operating expense[4]	32,991	3,029	36,749	3,029
Total operating expenses	61,856	36,547	149,596	139,312
Loss from operations	(67,767)	(25,952)	(142,183)	(88,373)
Non-operating income and expenses:
Interest expense, net	(3,109)	(2,385)	(10,865)	(8,979)
Other income, net	129	2,571	5,715	6,418
Change in fair value of financial liabilities	563	(115)	28,178	16,117
Share of loss of investments accounted for using equity method	(1,635)	(825)	(4,090)	(1,221)
Total non-operating (expense) income	(4,052)	(754)	18,938	12,335
Net loss	(71,819)	(26,706)	(123,245)	(76,038)
Other comprehensive (loss) income:
Exchange differences on translation	(7,079)	10,600	(13,946)	(691)
Total comprehensive loss	$(78,898)	$(16,106)	$(137,191)	$(76,729)

Basic and diluted net loss per share	$(0.25)	$(0.11)	$(0.47)	$(0.32)
Shares used in computing basic and diluted net loss per share	287,735	235,908	264,984	234,803

	Three Months Ended December 31,		Year Ended December 31,
Operating revenues:	2024	2023	2024	2023
Sales of hardware and others	$37,116	$58,950	$172,627	$218,061
Battery swapping service	35,891	32,580	137,891	131,785
Operating revenues	$73,007	$91,530	$310,518	$349,846

	Three Months Ended December 31,		Year Ended December 31,
Share-based compensation:	2024	2023	2024	2023
Cost of revenues	$360	$331	$1,448	$2,382
Sales and marketing	874	624	1,398	3,707
General and administrative	228	1,807	6,573	12,245
Research and development	1,062	1,399	3,881	7,990
Total	$2,524	$4,161	$13,300	$26,324
4 We incurred $34.0 million of impairment charges in connection with accounting annual impairment test as a result of recalibrating and realigning our business globally in the fourth quarter of which $32.6 million was classified as other operating expenses. Gogoro also voluntarily initiated a one-time customer benefit package to enrich certain customers’ user experiences in the third quarter of 2024; we identified and charged $1.6 million of relevant costs to other operating expenses as it does not relate to existing contracts with the customers. We also recognized $2.5 million losses on disposals on property, plant and equipment in 2024.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Year Ended December 31,
	2024	2023
Operating activities
Net loss	$(123,245)	$(76,038)
Adjustments for:
Depreciation and amortization	97,698	98,377
Impairment losses associated with facilities, inventories and receivables	38,086	4,338
Share of loss of investments accounted for using equity method	4,090	1,221
Change in fair value of financial liabilities	(28,178)	(16,117)
Interest expense, net	10,865	8,979
Share-based compensation	13,300	26,324
Loss on disposal of property and equipment, net	14,185	2,257
Recognition of provisions	4,335	—
Changes in operating assets and liabilities:
Trade receivables	(59)	(1,483)
Inventories	3,771	21,709
Other current assets	3,541	9,741
Notes and trade payables	(8,766)	(762)
Contract liabilities	4,970	(1,359)
Other liabilities	(5,807)	(6,723)
Provisions	(5,663)	(2,575)
Cash generated from operations	23,123	67,889
Interest expense paid, net	(11,019)	(8,794)
Net cash generated from operating activities	12,104	59,095
Investing activities
Payments for property, plant and equipment, net	(88,015)	(116,267)
Increase in refundable deposits	(111)	(462)
Payments for acquisitions of investments accounted for using equity method	—	(18,900)
Payments of intangible assets, net	(78)	(466)
Increase in other financial assets	(4,768)	(531)
Net cash used in investing activities	(92,972)	(136,626)
Financing activities
Proceeds from borrowings	33,826	155,069
Repayments of borrowings	(61,550)	(127,221)
Proceed from issuance of shares[5]	75,000	—
Guarantee deposits refund	(178)	(62)
Repayment of the principal portion of lease liabilities	(13,773)	(12,635)
Net cash generated from financing activities	33,325	15,151
Effect of exchange rate changes on cash and cash equivalents	(9,194)	165
Net decrease in cash and cash equivalents	(56,737)	(62,215)
Cash and cash equivalents at the beginning of the year	173,885	236,100
Cash and cash equivalents at the end of the year	$117,148	$173,885

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Changes in Equity
(unaudited)5
(in thousands of U.S. dollars)

	Ordinary Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
Balance as of December 31, 2023	$24	$669,912	$(425,978)	$4,729	$248,687
Net loss for the year ended December 31, 2024	—	—	(123,245)	—	(123,245)
Other comprehensive loss for the year ended December 31, 2024	—	—	—	(13,946)	(13,946)
Changes in percentage of ownership interest in investments accounted for using equity method	—	2,541	—	—	2,541
Issuance of ordinary shares[5]	5	50,363	—	—	50,368
Shared-based compensation	—	13,300	—	—	13,300
Balance as of December 31, 2024	$29	$736,116	$(549,223)	$(9,217)	$177,705

5 Gogoro consummated two share subscription agreements with Gold Sino Assets Limited ("Gold Sino") and Castrol Holdings International Limited ("Castrol") on June 3 and June 25, 2024, respectively.
(i)Pursuant to the agreement with Gold Sino, Gogoro issued 32,516,095 ordinary shares, at a price of $1.5377 per share, for an aggregated purchase price at $50,000,000, with warrants granted to Gold Sino to purchase, a portion or all, 10,838,698 ordinary shares of Gogoro in the successive five years immediately after the issuance. We classify such warrants as an equity instrument on our consolidated financial statements, as those warrants (i) do not contain a contractual obligation of Gogoro to deliver cash or another financial assets to another entity and (ii) are consistent with a fixed-for-fixed option pricing model. The warrants were not marked-to-market as the value of the warrants were initially valuated and recorded at $10.0 million in stockholders' equity and remained classified within stockholders' equity through their expiration.
(ii)Pursuant to the agreement with Castrol, Gogoro issued 16,887,328 ordinary shares, at a price of $1.4804 per share, for an aggregated price at $25,000,000, with a put option, exercisable during the next 12 months after June 30, 2025, to require Gogoro to repurchase such ordinary shares, for a portion or all, at a price per share equal to that was purchased. We recorded such financial instrument as a financial liability at the present value of the repurchase amount at $24.2 million on the issuance date, which is reclassified from equity and will be subsequently measured at amortized cost by using the effective interest method.

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)6
(in thousands of U.S. dollars)

	Three Months Ended December 31,
	2024			2023	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$37,116	$295	$37,411	$58,950	(37.0)%	(36.5)%
Battery swapping service	35,891	688	36,579	32,580	10.2%	12.3%
Total	$73,007	$983	$73,990	$91,530	(20.2)%	(19.2)%

	Year Ended December 31,
	2024			2023	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$172,627	$5,004	$177,631	$218,061	(20.8)%	(18.5)%
Battery swapping service	137,891	4,418	142,309	131,785	4.6%	8.0%
Total	$310,518	$9,422	$319,940	$349,846	(11.2)%	(8.5)%

	Three Months Ended December 31,				Year Ended December 31,
	2024		2023		2024		2023
Gross profit and gross margin	$(5,911)	(8.1)%	$10,595	11.6%	$7,413	2.4%	$50,939	14.6%
Share-based compensation	360		331		1,448		2,382
Exit activities[6]	1,540		—		1,540		—
Customer care package	—		—		1,685		—
Battery upgrade initiatives [7]	14,354		2,586		32,255		2,586
Battery swapping service rebate	—		—		1,661		—
Non-IFRS gross profit and gross margin	$10,343	14.2%	$13,512	14.8%	$46,002	14.8%	$55,907	16.0%

	Three Months Ended December 31,				Year Ended December 31,
	2024		2023		2024		2023
Net loss	$(71,819)		$(26,706)		$(123,245)		$(76,038)
Share-based compensation	2,524		4,161		13,300		26,324
Change in fair value of financial liabilities	(563)		115		(28,178)		(16,117)
Battery upgrade initiatives [7]	14,354		2,586		32,255		2,586
Battery swapping service rebate	—		—		1,661		—
Customer care package	(1,455)		—		3,327		—
Exit activities[6]	4,828		—		4,828		—
Impairment charges[6]	33,970		1,387		33,970		1,387
Non-IFRS net loss	$(18,161)		$(18,457)		$(62,082)		$(61,858)

	Three Months Ended December 31,				Year Ended December 31,
	2024		2023		2024		2023
Net loss	$(71,819)		$(26,706)		$(123,245)		$(76,038)
Interest expense, net	3,109		2,385		10,865		8,979
Depreciation and amortization	23,834		25,084		97,698		98,377
EBITDA	(44,876)		763		(14,682)		31,318
Share-based compensation	2,524		4,161		13,300		26,324
Change in fair value of financial liabilities	(563)		115		(28,178)		(16,117)
Battery upgrade initiatives [7]	14,354		2,586		32,255		2,586
Battery swapping service rebate	—		—		1,661		—
Customer care package	(1,455)		—		3,327		—
Exit activities[6]	4,828		—		4,828		—
Impairment charges [6]	33,970		1,387		33,970		1,387
Adjusted EBITDA	$8,782		$9,012		$46,481		$45,498
6 In the fourth quarter of 2024, we incurred non-recurring impairment charges and exit activities as a result of recalibrating and realigning our business globally.
7 The year ended December 31, 2024 battery upgrade initiatives amount includes retrieval and other attributable costs in the first and second quarter of 2024 which previously were not reported in our unaudited Reconciliations of IFRS Financial Metrics to Non-IFRS tables in 2024.